

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

December 20, 2017

<u>Via E-mail</u>
Steven Ross
Chief Financial Officer
Morgan Stanley Smith Barney Spectrum Strategic L.P.
c/o Ceres Managed Futures LLC
522 Fifth Avenue
New York, New York 10036

> **Re:** **Morgan Stanley Smith Barney Spectrum Strategic L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2016**
> **Filed March 28, 2017**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2017, June 30, 2017**
> **and September 30, 2017**
> **Filed May 11, 2017, August 10, 2017**
> **and November 13, 2017**
> **File No. 000-26280**

Dear Mr. Ross:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

1. We note that the financial statements of Morgan Stanley Smith Barney Spectrum Strategic, L.P. (the investor fund) have been prepared using a fund of funds presentation. As such the investor fund's pro-rata share of all expenses of the investee funds are embedded in the net change in unrealized gains (losses) on investment. Please tell us how you considered the need to disclose and discuss these embedded expenses as part of your analysis of the unrealized gains (losses).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or the undersigned at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 with any other questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities